

July 27, 2011

Via E-mail
Alan P. Niedzwiecki
President and Chief Executive Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, CA 92614

> **Re: Quantum Fuel Systems Technologies Worldwide, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 12, 2011**
> **File No. 333-175478**

Dear Mr. Niedzwiecki:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not yet filed the definitive proxy statement from which Part III information in your Form 10-K for the fiscal year ended April 30, 2011 is incorporated by reference. Please note that we will not be in a position to declare the registration statement effective until you file either the definitive proxy statement or an amendment to your Form 10-K with Part III information included. Refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01 for guidance.

Prospectus Summary

2. Please disclose in the prospectus summary your net losses for each of the last three fiscal years and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief